UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                  to

Commission file number 1-3560

________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401K SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan the address of the principal executive office:

96 South George Street, Suite 520

York, Pennsylvania 17401

Glatfelter 401(k)
Savings Plan

Financial Statements and
Supplementary Information

December 31, 2018 and 2017

Glatfelter 401(k) Savings Plan

Table of Contents

December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

Investment Committee and Participants of the Glatfelter 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Glatfelter 401(k) Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Insero & Co. CPAs, LLP

Certified Public Accountants

We have served as the Plan's auditor since the year ended December 31, 2017.

Rochester, New York

June 19, 2019

Glatfelter 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Plan interest in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust – at Fair Value	$90,746,676	$115,886,039
Notes Receivable from Participants	1,139,254	1,283,961

Net Assets Available for Benefits	$91,885,930	$117,170,000

See Notes to Financial Statements.

Glatfelter 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2018	2017
Investment Income (Loss) in Interest in P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust	$(7,680,246)	$16,429,786
Interest on Notes Receivable from Participants	60,546	63,386
Contributions
Participants	4,913,855	5,831,061
Rollovers	182,773	996,996
Employer	913,610	786,857

Total Contributions	6,010,238	7,614,914

Net Transfers In (Out)	(286,358)	493,660
Benefits Paid to Participants	(23,380,254)	(11,023,641)
Administrative Expenses	(7,996)	(1,746)
Net Increase (Decrease) In Net Assets	(25,284,070)	13,576,359
Net Assets Available for Benefits
Beginning of Year	117,170,000	103,593,641

End of Year	$91,885,930	$117,170,000

See Notes to Financial Statements.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Note 1 - Description of Plan

General – The following description of the Glatfelter 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  The Plan, as restated effective January 1, 2016, and subsequently amended covers all eligible salaried employees of P. H. Glatfelter Company’s Pennsylvania (“PA”) Group, its Ohio (“OH”) Group and its Fort Smith (“FS”) Group, each as defined in the Plan document, (collectively, the “Company”) who have completed 60 days service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Divestiture – On October 31, 2018, P. H. Glatfelter Company completed the sale of its Specialty Paper Business Unit which largely included the PA and OH hourly employees along with the related salaried work force. As a result of the sale and subsequent to year end, there was a withdrawal of approximately $12.6 million of participants’ account balances in February 2019 that was a direct rollover into a new plan of the purchaser.

Participation – An employee is eligible to become a participant in the Plan on the first day of the calendar month coinciding with or next following the date eligibility requirements are met.

Contributions – Each year, each participant may contribute, through payroll deductions, up to 50% of their compensation as defined in the Plan document.  The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.  The Company will provide a matching contribution in an amount equal to 25% of the first 6% of each participant’s payroll deduction contributions for PA and OH employees and 50% of the first 6% for FS employees.  The Company also contributes a fixed contribution equal to 3% of eligible earnings, beginning after 30 days employment for FS employees. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  The Plan also accepts rollover contributions from other qualified defined benefit or defined contribution plans.

Eligible participants may elect to contribute a portion, or all, of any profit sharing bonus they receive, subject to Internal Revenue Service (“IRS”) mandated maximum contributions, in addition to any payroll deduction savings and Company matching contributions described above.  Participants may change their investment allocations at any time.

Participants may allocate contributions among available investment options. Employer-matching contributions are made in cash and participants choose the investment funds into which these cash contributions are invested.  Participants can change their investment allocations at any time; however, no more than 15% of any contributions may be directed into the P. H. Glatfelter Stock Fund.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Participant Accounts and Vesting – Participant payroll deduction contributions, rollover contributions, catch‑up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan.  For PA employees, Company matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage

Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100

FS employees become fully vested in matching and fixed employer contributions upon attaining 3 years of service and are 0% vested until that time.  OH Group employees are fully vested in matching contributions upon receipt by the Plan.

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) the Plan’s earnings, and (c) an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is equal to the participant’s vested account.

Partial Plan Termination – The sale of the Specialty Paper Business Unit on October 31, 2018, as noted previously, resulted in a significant reduction in workforce during 2018, which constituted a partial plan termination. In accordance with IRS guidance, participants of the Plan whose employment terminated during 2018 were made fully vested in all contributions under the Plan.

Forfeitures - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company matching contributions. During 2018 and 2017, Company contributions were reduced by $34,110 and $125,890, respectively, from forfeited non-vested accounts.  At December 31, 2018 and 2017, forfeited non-vested accounts totaled $21,382 and $32,872, respectively.

Benefits - Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $5,000, in the absence of specific participant direction, the balance will be distributed in a direct rollover to an Individual Retirement Account of the Plan Administrator’s choosing, set up in the name of the participant. If the vested account balance exceeds $5,000, the assets may remain in the Plan until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

In certain instances participants may withdraw amounts for an immediate and heavy financial hardship that cannot be reasonably met from other resources or upon obtaining age 59 ½.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of the participant’s vested account balance.  Notes receivable are secured by the balance in the participant’s account.  Interest is payable at rates based on the prime rate plus 100 basis points at the time the borrowing is approved.  As of December 31, 2018, interest rates ranged from 4.25% to 6.25% with maturity dates ranging from 2019 to 2033. Terms range from one to five years, or up to 15 years if the note receivable is extended for the purchase of a primary residence.  Notes receivable are stated at their unpaid principal plus accrued but unpaid interest.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Administrative Costs – Administrative costs of the Plan are absorbed by the Company, with certain exceptions. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investments – The Plan’s investments held in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (the “Master Trust”) are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of the fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Master Trust's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments to participants are recorded when paid.

Investment Fees - Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the fund's investment earnings activity to the Master Trust and thus are not separately identifiable as an expense.

Revenue Credit Account – The Plan has a revenue credit account which is a suspense account funded with excess revenue generated by the Plan.  These funds may be used to pay plan expenses or allocated to each participant who has an account balance at the time of allocation. During 2018, $34,537 was allocated to participants from the revenue credit account.

Recent Accounting Standards - In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2017-06, Plan Accounting: Defined Benefit Pensions Plans (Topic 960); Defined Contribution Pension Plans (Topic 962); Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). The amendments in ASU 2017-06 clarify presentation requirements for a plan’s interest in a master trust. The amendments also eliminate redundancy relating to 401(h) account disclosures. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The amendments should be applied retroactively to each period for which financial statements are presented. The adoption of ASU 2017-06 will not have a material impact on the Plan.

In August 2018, the FASB issued Accounting Standards Update 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in ASU 2018-13 remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, "Fair Value Measurement." ASU 2018-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. The Plan is currently evaluating the impact of adopting this guidance.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Note 3 – Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1

Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2

Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3

Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models discounted cash flows, and similar techniques.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Plan’s interest in Master Trust:  Quoted market prices are used to value money market and mutual fund investments in the Master Trust.  The unitized stock fund in the Master Trust is valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices on a recognized securities exchange at the last reported price of the last business day of each year of the underlying assets of the unitized fund, which include common stock of the Company and a money market fund. Commingled pension funds are valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

Note 4 - Master Trust Information

Investments of the Plan are maintained along with the investments of the Glatfelter 401(k) Savings Plan for Hourly Employees in the Master Trust managed by Fidelity Management Trust Company, the trustee as defined by the Plan ("Trustee").

The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants.  Net appreciation or depreciation in fair value of investments and income from investments is allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.

The Plan’s undivided interest in the net assets of the Master Trust was approximately 55% and 54% at December 31, 2018 and 2017, respectively.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The following table sets forth the assets of the master trust:

	December 31,
	2018	2017
Assets
Money market fund	$8,836,848	$10,229,638
Mutual funds	100,271,983	126,283,433
Unitized stock fund	4,195,809	11,892,943
Commingled pension fund	51,550,325	65,747,363

Total	$164,854,965	$214,153,377

The following table presents investment income (loss) for the Master Trust for the years ended December 31, 2018 and 2017 including investments bought and sold, as well as held during the years.

	Years ended December 31,
	2018	2017
Net appreciation (depreciation) in fair
value of investments:	$(20,201,699)	$25,458,626

Interest and dividends	6,344,049	4,546,257

Total investment income (loss)	$(13,857,650)	$30,004,883

The following tables set forth the Master Trust’s investments at fair value as of December 31.  Other than investments measured at net asset value, the fair value of all investments are considered Level 1 within the fair value hierarchy:

	Investments at Fair Value as of December 31,
	2018	2017
Level 1
Money market fund	$8,836,848	$10,229,638
Mutual funds	100,271,983	126,283,433
Unitized stock fund	4,195,809	11,892,943

Total investments measured at fair value – Level 1	113,304,640	148,406,014

Investments measured at net asset value (a)	51,550,325	65,747,363

Investments at fair value	$164,854,965	$214,153,377

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

For the years ended December 31, 2018 and 2017, there were no transfers between any of the Levels 1, 2 or 3.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2018 and 2017, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31,
	2018	2017
Commingled pension funds at Fair Value	$51,550,325	$ 65,747,363
Unfunded Commitments	N/A	N/A
Redemption Frequency (if currently eligible)	Daily	Daily
Redemption Notice Period	30 days	30 days

Note 5 - Plan Termination

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.

Upon the complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable.  The Trustee will be directed to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

Note 6 - Tax Status

The Plan obtained a determination letter on April 6, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Note 7 - Related Party Transactions

The Plan provides participants the election of an investment in P. H. Glatfelter’s common stock through the P. H. Glatfelter Stock Fund, a unitized company stock fund.

The Master Trust held common stock issued by the Company as follows:

	Years ended December 31,
	2018	2017
Shares of P. H. Glatfelter common stock	423,682	544,364
Fair value	$4,135,136	$11,671,164

For the years ended December 31, 2018 and 2017, recordkeeping and investment management fees are netted against investment income in the interest in the Statements of Changes in Net Assets Available for Benefits.

The following table sets forth information related to the Plan's interest in the P. H. Glatfelter common stock fund held by the Master Trust.

	Years ended December 31,
	2018	2017
Units of the P. H. Glatfelter common stock fund	253,915	330,188
Per-unit price	$9.31	$19.63
Equivalent shares of P. H. Glatfelter common stock	242,208	302,313

Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on the participant's investment is based on the value of units, which, in turn, is determined by the market price of P. H. Glatfelter common stock and by the interest earned on a percentage of the fund's market value held in a money market fund. As of December 31, 2018 and 2017, P. H. Glatfelter common stock held by participants in the Plan had a market value of $2,363,950 and $6,481,582, respectively, invested in the unitized stock fund. A percentage of the total market value of the unitized stock fund is held in a money market fund to facilitate daily participant trading.

Certain investments in the Master Trust are in shares of mutual funds and a money market fund that are managed by an entity related to the Trustee.

In addition, the Plan issues notes receivable to participants, which are secured by balances in the respective participant accounts.

The above related-party transactions qualify as party-in-interest transactions.  All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

Purchases made by the Master Trust for the investment in the Company’s common stock amounted to $796,321 and $766,662 for the years ended December 31, 2018 and 2017, respectively. Sales made by the Master Trust for the investment in the Company’s common stock amounted to $3,276,480 and $4,616,146 for the years ended December 31, 2018 and 2017, respectively.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Note 8 - Transfers

During the Plan years ended December 31, 2018 and 2017, several participants were reclassified between the Plan and Glatfelter 401(k) Savings Plan for Hourly Employees.  Accordingly, a net decrease of $286,358 and an increase of $493,660 is included in the accompanying Statements of Changes in Net Assets Available for Benefits for the Plan years ended December 31, 2018 and 2017, respectively.

Note 9 - Risks and Uncertainties

The Master Trust invests in various securities including a money market fund, mutual funds, the Company stock fund, and commingled funds.  Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Concentration of investments in the Master Trust is representative of an individual investment fund balance totaling more than approximately 10% of total net assets available for benefits. As of December 31, 2018 and 2017, the Master Trust had investments of $60,025,045 and $73,328,829, respectively, concentrated in two funds. As of December 31, 2018, and 2017, these investments represented approximately 36% and 34% of Master Trust assets, respectively.

Glatfelter 401(k) Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
Employer Identification Number: 23-0628360
Plan Number: 017
December 31, 2018
(a)	(b)	(c)	(d)	(e)
*	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Participant Loans	4.25% - 6.25%; maturing 2019 through 2033	n/a	$1,139,254
*denotes party-in-interest

See Notes to Financial Statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN

June 19, 2019	By:	/s/ Eileen L. Beck

Name: Eileen L. Beck
Title: Vice President, Human Resources

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Insero & Co. CPAs, LLP, Independent Registered Accounting Firm, filed herewith.